UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
The Bloomi, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 11, 2018

Physical address of issuer
7970 Surrey Lane, Oakland, CA 94605 United States

Website of issuer
https://thebloomi.com/

Current number of employees
0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$545,306	$3,416
Cash and Cash Equivalents	$121,417	$3,415
Accounts Receivable	$0	$0
Short-term Debt	$605,357	$34,541
Long-term Debt	$0	$0
Revenues/Sales	$283,387	$168,345
Cost of Goods Sold	$166,060	$158,775
Taxes Paid	$0	$0
Net Income	$(382,003)	$(161,256)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Rebecca Story
_____
(Signature)

Rebecca Story
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Rebecca Story
_____
(Signature)

Rebecca Story
_____
(Name)

CEO & Director
_____
(Title)

June 21, 2022
_____
(Date)

/s/Matthew Story
_____
(Signature)

Matthew Story
_____
(Name)

Director
_____
(Title)

June 21, 2022
_____
(Date)

/s/Julie Leclercq
_____
(Signature)

Julie Leclercq
_____
(Name)

Director, Chief Community Officer

(Title)

June 21, 2022

(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)


June 21, 2022

The Bloomi, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by The Bloomi, Inc., a Delaware Corporation ("**Bloomi**", the "**Company**," "**we**," "**us**", or "**our**"), (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

The Bloomi, Inc. is a Delaware corporation incorporated/formed on June 11, 2018

The Company is located at 7970 Surrey Lane, Oakland, CA 94605 United States.

The Company's website is https://thebloomi.com/

The Company conducts business in United States and Canada.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/bloomi and is attached as <u>Exhibit D</u> to the Form C of which this Offering Memorandum forms a part.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and

resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Additional Information
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

BUSINESS

Description of the Business
Bloomi is revolutionizing the sexual wellness category as the first online multi-brand marketplace for intimacy. The company expertly curates clean and modern products for womxn while also acting as an educational resource for all things intimacy. Adding to this innovation, Bloomi created the first "Clean Standard" in the industry which promotes ingredient transparency. Bloomi is founded and led by Latinx Sexologist and social impact entrepreneur, Rebecca Alvarez Story. Growing up with poor sex education inspired her to develop a destination where womxn have access to healthier, clean alternatives from conventional products and can also have empowering, "real-talk" conversations.

Business Plan
We make money by marketing and selling our products online to the direct to consumer market.

The Company's Products and/or Services

Product / Service	Description	Current Market
Intimate care products	Clean, expertly-curated items for intimacy	Direct to consumer market, millenials, millennial women of color

Competition
A handful of Femtech startups have emerged with a focus on non-toxic items (e.g. LOLA, Cora). However, they have a limited selection of products and little content for clean intimate care. Thus, they don't provide women with all the products they need. Other marketplaces such as Detox Market and Thrive Market have not expanded their offerings to intimate care and have no intimate wellness content. We plan to be the leader in intimate care shopping by 1) acquiring primary and secondary targets through targeted community building and relevant content while 2) collecting first-party customer data that will allow us to personalize the relationship and effectively expand our offerings. We also have the unique ability to collaborate with other clean brands in our space and marketplace.

Customer Base
We sell our products on a direct-to-consumer market. Our products reach health-conscious women, especially millennial women (75%)

Supply Chain

We obtain our products through multiple manufacturers, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property
The Company does not own any Trademarks or Patents.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not aware of any threatened or real litigation against it.

DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Rebecca Story	CEO	The Bloomi - CEO. 2018 - Present. Sexologist 2011 - Present	Continuing Studies, Business and Consumer Brands - Stanford University. Class of 2016 MA, Sexuality Studies - San Francisco State University. Class of 2012 BA, Women's Health & Sexuality - University of California, Berkeley. Class of 2008
Matthew Story	Director	Visa - Senior Director, Global Innovation Marketing. 2014 - Present	BS in Computer Science and Computer Engineering - Washington University in St. Louis.
Julie Leclercq	Director, Chief Community Officer	Maison Maderne – Digital Sales and Development Manager. 2020 – Present
Bloomi – CBDO. 2019 – Present
Orange Silicon Valley – Chief of Staff. 2018 - 2020	Bachelors in Social Sciences – Sciences Po. Class of 2011 Masters in Marketing and Market Research – Sciences Po. Class of 2014 Computer Science Certification – UC Berkeley Extension. Class of 2019

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Rebecca Story	CEO	The Bloomi - CEO. 2018 - Present. Sexologist 2011 - Present	Continuing Studies, Business and Consumer Brands - Stanford University. Class of

			2016 MA, Sexuality Studies - San Francisco State University. Class of 2012 BA, Women's Health & Sexuality - University of California, Berkeley. Class of 2008
Julie Leclercq	Director, Chief Community Officer	Maison Maderne – Digital Sales and Development Manager. 2020 – Present Bloomi – CBDO. 2019 – Present Orange Silicon Valley – Chief of Staff. 2018 - 2020	Bachelors in Social Sciences – Sciences Po. Class of 2011 Masters in Marketing and Market Research – Sciences Po. Class of 2014 Computer Science Certification – UC Berkeley Extension. Class of 2019

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type/Class of security	Common Stock
Amount Authorized	11,000,000
Amount outstanding	8,916,025
Par Value (if applicable)	.00001
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Company's securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	73%

Type/Class of security	Preferred Pre-Seed Outstanding
Amount Authorized	931,755
Amount outstanding	931,755
Par Value (if applicable)	.00001
Voting Rights	The Company may decide to issue more Preferred Stock which may dilute the Company's securities
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Preferred Stock which may dilute the Company's securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.6%

Type/Class of security	Stock Options
Amount Authorized	2,099,600
Amount outstanding	589,183
Par Value (if applicable)	.00001
Voting Rights	No; but upon exercise the issued shares will have voting rights.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue more Common Stock Options, which would dilute the Company's securities generally.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.8%

Type/Class of security	SAFES
Face Value	$1,458,484
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security
SAFE Terms	$185,000 of the SAFES have a valuation cap of $8,000,000 $469,484 of the SAFEs have a valuation cap of $6,000,000 $804,000 of the SAFEs have a valuation cap of $10,000,000
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.6%

The Company has the following debt outstanding:

Creditor	Rebecca Story
Amount outstanding	$30,365
Interest Rate and Amortization Schedule	0%
Other Material Terms	Loan is a Related Person Transaction
Maturity Date	N/A

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Rebecca Story	8,000,000/Common Stock	81%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
The Bloomi, Inc. ("the Company") was incorporated on June 11, 2018 under the laws of the State of Delaware, and is headquartered at 7970 Surrey Lane, Oakland, CA 94605 United States. Bloomi is revolutionizing the sexual wellness category as the first online multi-brand marketplace for intimacy. The company expertly curates clean and modern products for womxn while also acting as an educational resource for all things intimacy. Adding to this innovation, Bloomi created the first "Clean Standard" in the industry which promotes ingredient transparency. Bloomi is founded and led by Latinx Sexologist and social impact entrepreneur, Rebecca Alvarez Story. Growing up with poor sex education inspired her to develop a destination where womxn have access to healthier, clean alternatives from conventional products and can also have empowering, "real-talk" conversations.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	$60,000	3 SAFEs	Working Capital	December 18, 2019	Section 4(a)(2)
Stock Options	$0.59	59,375	Working Capital	July 13, 2020	Rule 701
Common Stock	$200	100,000	Working Capital	August 1, 2020	Section 4(a)(2)
Common Stock	$75	75,000	Working Capital	October 2, 2020	Rule 701
Common Stock	$40.63	40,625	Working Capital	October 2, 2020	Rule 701
Common Stock	$1,400	700,000	Working Capital	November 1, 2020	Section 4(a)(2)
Stock Options	$100	1,000,000	Working Capital	November 13, 2020	Rule 701
SAFE	$50,000	1 SAFE	Working Capital	June 5, 2020	Section 4(a)(2)
SAFE	$15,000	1 SAFE	Working Capital	June 24, 2020	Section 4(a)(2)
SAFE	$70,000	3 SAFEs	Working Capital	July 11, 2020	Section 4(a)(2)
Crowd SAFE	$174,484	174,484 Crowd SAFE Units	Research and Development, Mareting	January 16, 2021	Section 4(a)(6)
SAFE	$105,000	4 SAFEs	Working Capital	February 2, 2021	Section 4(a)(2)
SAFE	$120,000	8 SAFEs	Working Capital	August 17, 2021	Section 4(a)(2)
SAFE	$304,000	7 SAFEs	Working Capital	March 1, 2022	Section 4(a)(2)
SAFE	$500,000	3 SAFEs	Working Capital	March 1, 2022	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company's CEO, Rebecca Story has loaned the Company $30,365. The loan has no interest and no maturity date.

I, Rebecca Story, certify that: the financial statements of The Bloomi, Inc. included in this Form are true and complete in all material respects.

/s/ Rebecca Story
_____
(Signature)

Rebecca Story
_____
(Name)

CEO, Director
_____
(Title)

June 22, 2022

EXHIBIT B
Financials

The Bloomi, Inc.

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
11010 Wells Fargo Business Checking (7575)	3,395.01
11020 Business Market Rate Savings (3386)	20.94
Total Bank Accounts	**$3,415.95**
Other Current Assets	
Inventory	0.00
Uncategorized Asset	0.13
Total Other Current Assets	**$0.13**
Total Current Assets	**$3,416.08**
TOTAL ASSETS	**$3,416.08**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Cards	
CC - Visa (7490) (deleted)	5,331.08
CC Visa (8102)	4,257.57
Total Credit Cards	**9,588.65**
Total Credit Cards	**$9,588.65**
Other Current Liabilities	
34030 Sales Tax Payable	1,363.73
35012 Loan from Owner - Story	20,365.35
Kabbage Loan #1 (2019)	0.00
Kabbage Loan #2 (2020)	3,133.30
Total Other Current Liabilities	**$24,862.38**
Total Current Liabilities	**$34,451.03**
Total Liabilities	**$34,451.03**
Equity	
Opening Balance Equity	14,901.48
Retained Earnings	-179,680.29
S.A.F.E Investments	295,000.00
Net Income	-161,256.14
Total Equity	**$ -31,034.95**
TOTAL LIABILITIES AND EQUITY	**$3,416.08**

The Bloomi, Inc.

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-161,256.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	2,375.00
Uncategorized Asset	3,747.87
Credit Cards:CC - Visa (3873) (deleted)	-4,733.12
Credit Cards:CC - Visa (7490) (deleted)	-1,322.63
Credit Cards:CC Visa (8102)	4,257.57
34030 Sales Tax Payable	1,363.73
35012 Loan from Owner - Story	11,120.63
Kabbage Loan #1 (2019)	-17,800.00
Kabbage Loan #2 (2020)	3,133.30
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,142.35**
Net cash provided by operating activities	**$ -159,113.79**
FINANCING ACTIVITIES	
Retained Earnings	457.59
S.A.F.E Investments	135,000.00
Net cash provided by financing activities	**$135,457.59**
NET CASH INCREASE FOR PERIOD	**$ -23,656.20**
Cash at beginning of period	27,072.15
CASH AT END OF PERIOD	**$3,415.95**

The Bloomi, Inc.

Profit and Loss % of Total Income
January - December 2020

	TOTAL	
	JAN - DEC 2020	% OF INCOME
Income		
50000 Sales		
50010 Marketplace Sales	168,345.83	100.00 %
Total 50000 Sales	**168,345.83**	**100.00 %**
Total Income	**$168,345.83**	**100.00 %**
Cost of Goods Sold		
60000 Cost of Goods Sold	113,958.34	67.69 %
60100 Bloomi COGS (Luxe)	797.73	0.47 %
60400 Merchant Fees	24,956.89	14.82 %
Total 60000 Cost of Goods Sold	**139,712.96**	**82.99 %**
62000 Fulfillment	19,062.22	11.32 %
Total Cost of Goods Sold	**$158,775.18**	**94.31 %**
GROSS PROFIT	**$9,570.65**	**5.69 %**
Expenses		
71000 Marketing Expenses	66,970.46	39.78 %
71100 Working Marketing		
71101 Marketing - Non Digital Media	895.56	0.53 %
71104 Facebook Advertising	1,250.00	0.74 %
Total 71100 Working Marketing	**2,145.56**	**1.27 %**
Total 71000 Marketing Expenses	**69,116.02**	**41.06 %**
72000 Product Development Expenses	6,367.25	3.78 %
75000 General and Administrative Expenses		
75010 Taxes & Licenses	4,561.48	2.71 %
75050 Insurance	33.74	0.02 %
75060 Occupancy	224.48	0.13 %
75090 Meals & Entertainment	436.44	0.26 %
75100 Office Supplies	8,389.65	4.98 %
75110 Bank Charges & Fees	5,864.24	3.48 %
75130 Travel	2,837.87	1.69 %
Total 75000 General and Administrative Expenses	**22,347.90**	**13.27 %**
75070 Contractors		
75071 Contractors (Leadership Team)	65,454.41	38.88 %
Total 75070 Contractors	**65,454.41**	**38.88 %**
76000 Legal & Professional Services	6,845.50	4.07 %
Other Business Expenses	560.73	0.33 %
Total Expenses	**$170,691.81**	**101.39 %**
NET OPERATING INCOME	**$ -161,121.16**	**-95.71 %**
Other Income		
80010 Interest Expense (Income)	1.28	0.00 %
Total Other Income	**$1.28**	**0.00 %**
Other Expenses		
80020 Other Miscellaneous Expense	136.26	0.08 %
Total Other Expenses	**$136.26**	**0.08 %**
NET OTHER INCOME	**$ -134.98**	**-0.08 %**
NET INCOME	**$ -161,256.14**	**-95.79 %**

The Bloomi, Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1072 Bill.com Money Out Clearing	0.00
11010 Wells Fargo Business Checking (7575)	121,256.61
11020 Business Market Rate Savings (3386)	160.95
Total Bank Accounts	**$121,417.56**
Other Current Assets	
11030 Shopify	14,097.66
11040 Amazon Holding	-196.97
Capitalized R&D Expenses	69,558.10
Inventory	26,528.94
Prepaid Expense	204,555.90
Prepaid Inventory	109,345.09
Uncategorized Asset	0.00
Total Other Current Assets	**$423,888.72**
Total Current Assets	**$545,306.28**
TOTAL ASSETS	**$545,306.28**

The Bloomi, Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	47,810.99
Total Accounts Payable	**$47,810.99**
Credit Cards	
Credit Cards	
Amex Credit Card	4,969.09
CC Visa (8102)	969.86
Total Credit Cards	**5,938.95**
Total Credit Cards	**$5,938.95**
Other Current Liabilities	
34030 Sales Tax Payable	443.26
35010 Shareholder Loans	
Eric Carl	135,000.00
Julie Leclercq	10,000.00
Maria Alvarez	200,000.00
Total 35010 Shareholder Loans	**345,000.00**
35012 Loan from Owner - Story	175,365.35
35013 Wayflyer	21,314.81
Gift Card Liability	9,484.07
Kabbage Loan #1 (2019)	0.00
Kabbage Loan #2 (2020)	0.00
Total Other Current Liabilities	**$551,607.49**
Total Current Liabilities	**$605,357.43**
Total Liabilities	**$605,357.43**
Equity	
Opening Balance Equity	16,501.48
Retained Earnings	-341,067.79
S.A.F.E Investments	648,003.36
Net Income	-383,488.20
Total Equity	**$ -60,051.15**
TOTAL LIABILITIES AND EQUITY	**$545,306.28**

The Bloomi, Inc.

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-383,488.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11030 Shopify	-14,097.66
11040 Amazon Holding	196.97
Capitalized R&D Expenses	-69,558.10
Inventory	-26,528.94
Prepaid Expense	-204,555.90
Prepaid Inventory	-109,345.09
Uncategorized Asset	0.13
Accounts Payable (A/P)	47,810.99
Credit Cards:Amex Credit Card	4,969.09
Credit Cards:CC - Visa (7490) (deleted)	-5,331.08
Credit Cards:CC Visa (8102)	-3,287.71
34030 Sales Tax Payable	-920.47
35012 Loan from Owner - Story	155,000.00
35013 Wayflyer	21,314.81
Gift Card Liability	9,484.07
Kabbage Loan #2 (2020)	-3,133.30
Shareholder Loans:Eric Carl	135,000.00
Shareholder Loans:Julie Leclercq	10,000.00
Shareholder Loans:Maria Alvarez	200,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**147,017.81**
Net cash provided by operating activities	**$ -236,470.39**
FINANCING ACTIVITIES	
Opening Balance Equity	1,600.00
Retained Earnings	-131.36
S.A.F.E Investments	353,003.36
Net cash provided by financing activities	**$354,472.00**
NET CASH INCREASE FOR PERIOD	**$118,001.61**
Cash at beginning of period	3,415.95
CASH AT END OF PERIOD	**$121,417.56**

The Bloomi, Inc.

Profit and Loss % of Total Income
January - December 2021

	TOTAL	
	JAN - DEC 2021	% OF INCOME
Income		
50000 Sales		
50010 Marketplace Sales	275,921.22	123.33 %
50020 Amazon Sales	6,991.05	3.12 %
50040 Small Marketplace Sales	474.79	0.21 %
Total 50000 Sales	**283,387.06**	**126.67 %**
55000 Discounts & Trade Expenses		
55020 D2C Promotions/Discounts	-47,981.96	-21.45 %
55030 D2C Product Returns	-4,558.39	-2.04 %
Total 55000 Discounts & Trade Expenses	**-52,540.35**	**-23.48 %**
56020 Amazon Fees and Charges	-1,205.14	-0.54 %
56030 Shopify Fees and Charges	-5,914.09	-2.64 %
Total Income	**$223,727.48**	**100.00 %**
Cost of Goods Sold		
60000 Cost of Goods Sold		
60100 Bloomi COGS (Luxe)	69,772.78	31.19 %
60300 Marketplace COGS	86,732.51	38.77 %
60400 Merchant Fees	9,555.51	4.27 %
Total 60000 Cost of Goods Sold	**166,060.80**	**74.22 %**
62000 Fulfillment	8,560.55	3.83 %
62030 Amazon FBA Fees	1,662.45	0.74 %
Total 62000 Fulfillment	**10,223.00**	**4.57 %**
65000 Freight		
65004 Bloomi COGS Outbound Freight	27,561.85	12.32 %
Total 65000 Freight	**27,561.85**	**12.32 %**
Total Cost of Goods Sold	**$203,845.65**	**91.11 %**
GROSS PROFIT	**$19,881.83**	**8.89 %**
Expenses		
70000 Selling Expenses		
70300 Payment Processing Fees	7,964.34	3.56 %
70400 Affiliate Fees	12,782.34	5.71 %
Total 70000 Selling Expenses	**20,746.68**	**9.27 %**
71000 Marketing Expenses		
71100 Working Marketing		
71102 Influancer Marketing	23,587.30	10.54 %
71104 Facebook Advertising	4,470.38	2.00 %
71105 Google Advertising	350.00	0.16 %
71109 Marketing - Digital - Other	950.00	0.42 %
Total 71100 Working Marketing	**29,357.68**	**13.12 %**

The Bloomi, Inc.

Profit and Loss % of Total Income
January - December 2021

	TOTAL	
	JAN - DEC 2021	% OF INCOME
71200 Non-Working Marketing		
71202 Creative	16,962.54	7.58 %
71203 Marketing - Professional Services	29,028.54	12.97 %
71205 Marketing - Software	3,313.07	1.48 %
Total 71200 Non-Working Marketing	**49,304.15**	**22.04 %**
Total 71000 Marketing Expenses	**78,661.83**	**35.16 %**
72000 Product Development Expenses	21,781.35	9.74 %
73000 Payroll Expenses		
73050 Payroll Wage Expenses	1,222.46	0.55 %
73060 Payroll Processing Fees	150.00	0.07 %
73070 Employee Gifts	1,709.69	0.76 %
Total 73000 Payroll Expenses	**3,082.15**	**1.38 %**
75000 General and Administrative Expenses		
75010 Taxes & Licenses	1,039.00	0.46 %
75030 Dues & Subscriptions	146.40	0.07 %
75040 Charitable Contributions	310.00	0.14 %
75050 Insurance	2,064.00	0.92 %
75060 Occupancy	29.00	0.01 %
75062 Warehouse Rent Expense	1,750.00	0.78 %
Total 75060 Occupancy	**1,779.00**	**0.80 %**
75090 Meals & Entertainment	632.95	0.28 %
75091 Employee Experience	2,525.56	1.13 %
75100 Office Supplies	23,398.47	10.46 %
75110 Bank Charges & Fees	3,981.47	1.78 %
75130 Travel	2,993.47	1.34 %
Total 75000 General and Administrative Expenses	**38,870.32**	**17.37 %**
75070 Contractors		
75071 Contractors (Leadership Team)	169,964.77	75.97 %
Total 75070 Contractors	**169,964.77**	**75.97 %**
76000 Legal & Professional Services	-0.19	-0.00 %
76010 Legal Fees	22,374.39	10.00 %
76030 Accounting Fees	46,403.97	20.74 %
Total 76000 Legal & Professional Services	**68,778.17**	**30.74 %**
Other Business Expenses	-0.17	-0.00 %
Total Expenses	**$401,885.10**	**179.63 %**
NET OPERATING INCOME	$ -382,003.27	-170.74 %

The Bloomi, Inc.

Profit and Loss % of Total Income
January - December 2021

	TOTAL	
	JAN - DEC 2021	% OF INCOME
Other Income		
80010 Interest Expense (Income)	-1,030.41	-0.46 %
Total Other Income	**$ -1,030.41**	**-0.46 %**
Other Expenses		
80020 Other Miscellaneous Expense	454.52	0.20 %
Total Other Expenses	**$454.52**	**0.20 %**
NET OTHER INCOME	$ -1,484.93	-0.66 %
NET INCOME	$ -383,488.20	-171.41 %